USANA Health Sciences, Inc.
                             3838 West Parkway Blvd.
                            Salt Lake City, UT 84120


                                                                  August 1, 2007


United States
Securities and Exchange Commission
Washington, D.C. 20548

Re: Amendment to Form 8-K dated July 16, 2007, file no. 000-21116

USANA Health Sciences, Inc. ("USANA") today has filed an amendment to its Current Report on Form 8-K dated July 16, 2007, in response to the staff's letter dated July 23, 2007. A copy of the amendment marked to show changes to the original filing, was provided separately to the staff in electronic format.

The reports obtained by the company confirmed the company's belief that the allegations made by Mr. Minkow were without merit. After the additional information and the reports of the outside advisers were provided to the auditor, the auditor completed its review of the 10-Q, which was filed on time.

The amendment was filed to include additional information as requested by the Commission's comments as follows:

Comment

Item 4.01
---------

1. Please expand the fourth paragraph of your filing to disclose the nature of the third-party accusations and include the company's position and the former accountant's position at the time of the disagreement. In addition, please disclose the nature of the "certain" third party allegations for which the Audit Committee has engaged select advisors to review.

Response

     The amendment discloses that the nature of the third-party allegations were that the company's associate compensation plan violates anti-pyramid investment rules, the compensation plan fails to comply with Federal Trade Commission rules regarding the disclosure of earnings and income to sales associates and prospective associates, and the company has violated securities laws relating to insider trading and repurchases of its own shares in the public markets. The amendment discloses, further, that the independent accounting firm wanted the company to proceed immediately with independent review of these allegations by outside advisers. The company had already commenced its own internal investigation of the allegations and the audit committee of the company wanted to complete that investigation before engaging independent advisers to do the review. When the auditor advised the company that the company's position could potentially delay the filing of the company's first quarter report on Form 10-Q, the company agreed to obtain the independent reviews requested by the auditor and to provide the auditor with additional information it had requested.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

     An updated Exhibit 16 letter has been filed with the Form 8-K/A and a copy is enclosed herewith.

In connection with this response, the company acknowledges the following:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Sincerely,

                                                USANA Health Sciences, Inc.

                                                By: /s/ Gilbert A. Fuller
                                                Executive Vice President and CFO